[RLI Corp. Letterhead]

Filed via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Mr. Jim B. Rosenberg and Ms. Karen Ubell

Re:  RLI Corp. (File No. 001-09463)

Dear Mr. Rosenberg and Ms. Ubell:

RLI Corp. (“RLI”) is in receipt of your comment letter dated September 20, 2010 regarding the SEC staff review of our periodic filings (“Letter”).

We will file (via EDGAR) our written response to the Letter no later than October 22, 2010.

Please contact the undersigned with any questions or to discuss this matter.

Daniel O. Kennedy, General Counsel

Phone: 309-693-5849

Fax:  309-689-3935

Email:  dan.kennedy@rlicorp.com

Address:  9025 N. Lindbergh Dr., Peoria, IL  61615

Very truly yours,

/s/ Daniel O. Kennedy

Daniel O. Kennedy

cc: Joseph Dondanville